April 4, 2014

Stalwart Tankers Inc.
7 Fragoklissia Street
Maroussi 15125
Athens, Greece

Re: Stalwart Tankers Inc.

Ladies and Gentlemen:

We have acted as special New York counsel to Stalwart Tankers Inc., a Marshall Islands corporation (the “Company”), in connection with the filing with the Securities and Exchange Commission (the “Commission”), of a registration statement on Form F-1 (Registration No. 333-193961) for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of common shares, par value $0.01 per share ( “Common Shares”), of the Company (and related preferred share purchase rights (the “Rights”)) covering the offer and sale by the Company, and the purchase by certain underwriters (the “Underwriters”), of up to an aggregate of 14,375,000 Common Shares pursuant to the Underwriting Agreement to be entered into between the Company and Jefferies LLC and Wells Fargo Securities, LLC, as representatives of the Underwriters.

As special New York counsel to the Company, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such agreements, instruments, certificates, records and other documents as we have deemed necessary or appropriate for the purpose of rendering the opinion set forth in this letter, including, without limitation, (i) the First Amended and Restated Articles of Incorporation of the Company, (ii) the Amended and Restated Bylaws of the Company and (iii) the Shareholder Rights Agreement dated as of April 4, 2014 (the “Shareholders Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent.

Stalwart Tankers Inc.
April 4, 2014

In our examination referred to above, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies. We have also assumed, with your permission and without independent investigation, that:

(i) each party to the Shareholders Rights Agreement is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation, and each such party has the requisite power and authority to conduct its business and to execute, deliver and perform its obligations under the Shareholders Rights Agreement;

(ii) the execution, delivery and performance of the Shareholders Rights Agreement by each party thereto have been duly authorized by all necessary corporate or other appropriate actions and proceedings on the part of each such party, and the issuance of the Rights has been duly authorized by all necessary corporate or other appropriate actions; and

(iii) the Shareholders Rights Agreement has been duly executed and delivered by, and constitutes the legal, valid and binding agreement of each party thereto, enforceable against each such party in accordance with its terms (except that no such assumptions are made with respect to the Company to the extent matters assumed hereby are expressly addressed in our opinion below).

Based on and subject to the foregoing and the other limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that:

The Shareholders Rights Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms; and when issued in accordance with the Shareholders Right Agreement, the Rights will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with the terms thereof and of the Shareholders Rights Agreement.

The foregoing opinion is subject to the following qualifications, exceptions, assumptions and limitations:

A.                The foregoing opinion is limited to matters arising under the federal laws of the United States of America and the laws of the State of New York. We express no opinion as to the laws, rules or regulations of any other jurisdiction, or as to the municipal laws or the laws, rules or regulations of any local agencies or governmental authorities of or within the State of New York, or in each case as to any matters arising thereunder or relating thereto. We express no opinion as to any matter involving consideration of issues of conflict of laws.

Stalwart Tankers Inc.
April 4, 2014

B.                 The foregoing opinion is subject to (i) the effects of bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer, moratorium and similar laws relating to or affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether enforcement is sought in equity or at law).

C.                 We express no opinion on the determination a court of competent jurisdiction may make regarding whether the board of directors of the Company (the “Board”) would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time. We have assumed, with your approval and without independent investigation, that members of the Board have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Shareholders Rights Agreement. The foregoing opinion addresses the Rights and the Shareholders Rights Agreement in their entirety, and we express no opinion on whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating such rights in their entirety.

D.                We understand that you have received the opinion dated as of April 4, 2014, of Reeder & Simpson, PC., with respect to all matters of law covered therein relating to the laws of the Republic of the Marshall Islands. We express no view as to the form or scope of said opinion.

We hereby consent to the filing of this letter with the Commission as Exhibit 5.2 to the Registration Statement. We also consent to the reference of our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

/s/ Sidley Austin llp